UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2016

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by reference

The information set forth in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statement on Form F-3 (File No. 333-207931), as such prospectus may be amended or supplemented from time to time.

US class action in respect of the Australian BBSW market

A class action has been filed in New York against Westpac and a large number of the Australian and international banks in respect of the Australian Bank Bill Swap Rate (“BBSW”) benchmark. Westpac has not yet been formally served with any proceedings. Westpac denies the allegations in this claim and, if served with the claim, will defend those allegations vigorously.

Index to Exhibits

Exhibit No.	Description

1	Westpac announcement: Westpac to defend US class action in respect of the Australian BBSW market

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: August 18, 2016	By:	/s/ Sean Crellin
Sean Crellin
Director – Corporate, Legal and Secretariat